UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

SP PLUS CORPORATION

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

78469C103

(CUSIP Number of Class of Securities)

David J. Snyderman

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 3, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750481103	SCHEDULE 13D	Page 2 of 10

1.	NAME OF REPORTING PERSON:

Magnetar Financial LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		1,002,228
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		0
WITH	10.	SHARED DISPOSITIVE POWER
		1,002,228

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,002,228
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.10%
14.	TYPE OF REPORTING PERSON

IA; OO

CUSIP No. 78469C103	SCHEDULE 13D	Page 3 of 10

1.	NAME OF REPORTING PERSON:

Magnetar Capital Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		1,002,228
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		0
WITH	10.	SHARED DISPOSITIVE POWER
		1,002,228

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,002,228
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.10%
14.	TYPE OF REPORTING PERSON

HC; OO

CUSIP No. 8469C103	SCHEDULE 13D	Page 4 of 10

1.	NAME OF REPORTING PERSON:

Supernova Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		1,002,228
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		0
WITH	10.	SHARED DISPOSITIVE POWER
		1,002,228

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,002,228
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.10%
14.	TYPE OF REPORTING PERSON

HC; OO

CUSIP No. 78469C103	SCHEDULE 13D	Page 5 of 10

1.	NAME OF REPORTING PERSON:

David J. Snyderman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF	7.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		1,002,228
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		0
WITH	10.	SHARED DISPOSITIVE POWER
		1,002,228

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,002,228
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.10%
14.	TYPE OF REPORTING PERSON

HC; IN

SCHEDULE 13D

item 1.            security and issuer

This Schedule 13D (this “Statement”) relates to the Common Stock, $0.001 par value (the “Shares”), of SP PLUS CORPORATION, a company incorporated in Delaware (the “Company”). The principal executive offices of the Company is 200 E. Randolph Street, Suite 7700, Chicago, IL 60601-7702.

Item 2.            identity and background

(a)       The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and David J. Snyderman (“Mr. Snyderman”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i) Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (ii) Magnetar Systematic Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company, (“Systematic Master Fund”), (iii) Magnetar Relative Value Master Fund Ltd, a Cayman Islands exempted company, (“Relative Value Master Fund”), and (iv) a Managed Account (“Managed Account”), collectively (the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Snyderman.

(b)       The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)       Each of the Funds is a private investment fund; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Snyderman is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)       None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Snyderman is a citizen of the United States of America.

Item 3.            source and amount of funds or other consideration

The aggregate amount of funds used by the Reporting Persons in purchasing the 1,002,228 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $51,159,774.63 (excluding commissions and other execution-related costs).

ITEM 4.            PURPOSE OF TRANSACTION

The Reporting Persons acquired the 1,002,228 Shares reported herein on behalf of the Funds after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below).

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.            INTEREST IN SECURITIES OF THE ISSUER

The Company reported in their Form 10-Q filed for September 30, 2023 that 19,649,611 Shares outstanding as of November 1, 2023.

(a)               As of the close of business November 22, 2023, each of the Reporting Persons may have been deemed to have beneficial ownership of 1,002,228 Shares, which consisted of (i) 775,223 Shares held for the benefit of PRA Master Fund and (ii) 194,179 Shares held for the benefit of Systematic Master Fund, (iii) 28,350 Shares held for the benefit of Relative Value Master Fund, and (iv) 4,476 Shares held for the benefit of a Managed Account and all such Shares represented beneficial ownership of approximately 5.10% of the Shares.

(b)               As of the close of business November 22, 2023, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 1,002,228 Shares, which consisted of (i) 775,223 Shares held for the benefit of PRA Master Fund, (ii) 194,179 Shares held for the benefit of Systematic Master Fund, (iii) 28,350 Shares held for the benefit of Relative Value Master Fund, and (iv) 4,476 Shares held for the benefit of a Managed Account and all such Shares represented beneficial ownership of approximately 5.10% of the Shares.

(c)               Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the NASDAQ and various other trading markets.

As disclosed by the Company in the 8-K filed with the SEC on October 5, 2023:

Merger Agreement

On October 4, 2023, SP Plus Corporation, a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Metropolis Technologies, Inc., a Delaware corporation (“Parent”), and Schwinger Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”).

At the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than Company Common Stock (i) held by the Company or any of its subsidiaries (including shares held as treasury stock) or held, directly or indirectly, by Parent, Merger Sub or any of their wholly owned subsidiaries, and (ii) held by stockholders who have properly exercised appraisal rights pursuant to Delaware law) shall be converted into the right to receive $54.00 in cash, without interest (the “Merger Consideration”).

(d)       No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

Item 6.           contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

A client of Magnetar Financial has entered into a total return swap agreement giving it economic exposure to the Company.

Magnetar Asset Management LLC (“Magnetar Asset Management”) is an SEC registered investment adviser and an affiliate of Magnetar Financial. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Asset Management. Certain clients of Magnetar Asset Management have entered into total return swap agreements giving them economic exposure to the Company.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2023

magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member
By: Supernova Management LLC, its General Partner

By:	/s/ Hayley Stein
Name:	Hayley Stein
Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

magnetar capital partners LP

By: Supernova Management LLC, its General Partner

By:	/s/ Hayley Stein
Name:	Hayley Stein
Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

supernova management llc

By:	/s/ Hayley Stein
Name:	Hayley Stein
Title:	Attorney-in-fact for David J. Snyderman, Manager

DAVID J. SNYDERMAN

By:	/s/ Hayley Stein
Name:	Hayley Stein
Title:	Attorney-in-fact for David J. Snyderman

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
10/5/2023	284,244	51.51346 (3)
10/5/2023	17,400	52.24954 (4)
10/6/2023	73,209	51.39287 (5)
10/9/2023	31,010	51.36398(6)
10/10/2023	32,995	51.37681 (7)
10/11/2023	39,863	51.27614 (8)
10/12/2023	103,736	51.16732 (9)
10/13/2023	39,027	51.19535 (10)
10/16/2023	24,097	50.95538 (11)
10/17/2023	29,947	50.80384 (12)
10/18/2023	37,215	50.59294 (13)
10/19/2023	18,054	50.31675 (14)
10/20/2023	32,305	50.21296 (15)
10/23/2023	33,214	50.04922 (16)
10/24/2023	24,510	50.13190 (17)
10/25/2023	25,471	50.03972 (18)
10/26/2023	28,646	49.93724 (19)
10/27/2023	18,224	49.76505 (20)
10/30/2023	16,337	50.11782 (21)
10/31/2023	11,257	50.40825 (22)
11/1/2023	18,538	50.53682 (23)
11/2/2023	24,443	51.04101 (24)
11/3/2023	19,841	51.32243 (25)
11/6/2023	18,603	51.12749 (26)
11/7/2023	42	51.00000 (27)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $51.51346 per share, at prices ranging from $51.16 to $52.15 per share.

(4) Reflects a weighted average purchase price of $52.24954 per share, at prices ranging from $52.17 to $52.33 per share.

(5) Reflects a weighted average purchase price of $51.39287 per share, at prices ranging from $51.05 to $51.75 per share.

(6) Reflects a weighted average purchase price of $51.36398 per share, at prices ranging from $51.15 to $51.59 per share.

(7) Reflects a weighted average purchase price of $51.37681 per share, at prices ranging from $51.18 to $51.60 per share.

(8) Reflects a weighted average purchase price of $51.27614 per share, at prices ranging from $51.22 to $51.57 per share.

(9) Reflects a weighted average purchase price of $51.16732 per share, at prices ranging from $51.07 to $51.35 per share.

(10) Reflects a weighted average purchase price of $51.19535 per share, at prices ranging from $51.00 to $51.37 per share.

(11) Reflects a weighted average purchase price of $50.95538 per share, at prices ranging from $50.80 to $51.19 per share.

(12) Reflects a weighted average purchase price of $50.80384 per share, at prices ranging from $50.67 to $51.04 per share.

(13) Reflects a weighted average purchase price of $50.59294 per share, at prices ranging from $50.35 to $50.99 per share.

(14) Reflects a weighted average purchase price of $50.31675 per share, at prices ranging from $50.27 to $50.41 per share.

(15) Reflects a weighted average purchase price of $50.21296 per share, at prices ranging from $50.02 to $50.46 per share.

(16) Reflects a weighted average purchase price of $50.04922 per share, at prices ranging from $49.79 to $50.44 per share.

(17) Reflects a weighted average purchase price of $50.13190 per share, at prices ranging from $49.85 to $50.39 per share.

(18) Reflects a weighted average purchase price of $50.03972 per share, at prices ranging from $49.94 to $50.21 per share.

(19) Reflects a weighted average purchase price of $49.93724 per share, at prices ranging from $49.62 to $50.14 per share.

(20) Reflects a weighted average purchase price of $49.76505 per share, at prices ranging from $49.70 to $50.04 per share.

(21) Reflects a weighted average purchase price of $50.11782 per share, at prices ranging from $49.72 to $50.23 per share.

(22) Reflects a weighted average purchase price of $50.40825 per share, at prices ranging from $50.24 to $50.55 per share.

(23) Reflects a weighted average purchase price of $50.53682 per share, at prices ranging from $50.20 to $50.68 per share.

(24) Reflects a weighted average purchase price of $51.04101 per share, at prices ranging from $50.81 to $51.20 per share.

(25) Reflects a weighted average purchase price of $51.32243 per share, at prices ranging from $50.88 to $51.51 per share.

(26) Reflects a weighted average purchase price of $51.12749 per share, at prices ranging from $50.93 to $51.50 per share.

(27) Reflects a weighted average purchase price of $51.00000 per share, at prices ranging from $51.00 to $51.00 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of November 24, 2023, among the Reporting Persons.
99.2	Power of Attorney, dated as of December 22, 2022 filed by the Reporting Persons on November 24, 2023.